SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

CARIBBEAN EXPLORATION, INC.

(Name of Small Business Issuer in its Charter)

Texas	20-1820986
(State or other jurisdiction of incorporation or organization)	(IRS Employee Identification No.)

3001 Knox Street, Suite 403
Dallas, Texas 75205
(Address of Principal Executive Offices)

(214) 389-9800
(Issuer Telephone number)

Securities to be registered under Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which Each class is to be registered

Securities to be registered under Section 12(g) of the Act

Common Stock, No Par Value

Title of Class

Title of Class

EXPLANATORY NOTE

     The Registrant is a small business issuer and has completed Part I of this Form 10-SB by using Alternative 2 and furnishing the information required by Items 6 through 12 of Model B of Form 1-A.

FORWARD LOOKING STATEMENTS

     This Form 10-SB contains “forward-looking statements”. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “may,” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section of this Form 10-SB titled “Description of Our Business” including the Risk Factors and the discussion of our Plan of Operation, that appears below, as well as the following:

•	whether we are able to successfully develop and market our concept,

•	whether we will be able to obtain the financial resources we need to start and continue our operations;

•	whether we will be able to compete successfully with others in our industry;

•	whether we will continue to receive the services of our management team;

and other factors, some of which will be outside our control. You are cautioned not to place undue reliance on these forward-looking statements, which relate only to events as of the date on which the statements are made. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them. You should refer to and carefully review the information in future documents we file with the Securities and Exchange Commission.

PART I

Item 1. Description of our Business.
(Item 6 of Model B of Form 1A)

     Caribbean Exploration, Inc., a Texas corporation, (referred to in this Form 10-SB as “we”, “us”, “our” or “Caribbean”) was formed by Ocean Resources, Inc. on April 6, 2004. We are currently a wholly-owned subsidiary of Ocean Resources, Inc. We plan to engage in the business of “treasure hunting”, that is, the discovery and recovery of archeologically and historically significant shipwrecks and artifacts. We expect to produce revenues through the sale of recovered cargo and artifacts, fees from the exhibition of artifacts, and other associated activities, such as the filming and documenting of our activities and the sale and distribution of those films. We believe that the public has an interest in undersea documentaries and reality TV adventures and that our activities will be uniquely suited to such publicity. We also plan to exploit our findings through travel tours to shipwreck sites, which will provide cultural learning experiences with entertaining travel in much the same way that land-based archeological projects are available to the paying public.

     Prior to June 26, 2004, we had only one asset, which was the ownership of 100% of the issued and outstanding shares of Titanic Explorations Ltd., referred to in this discussion as “TEL”. TEL was also a wholly-owned subsidiary of Ocean Resources, Inc. We acquired ownership of TEL by issuing 100,000,000 shares of our common stock to Ocean Resources, Inc. in exchange for 200 shares (which constituted all of the shares outstanding) of TEL’s common stock. At the time of this acquisition, TEL had only one asset, which was TEL’s one-half ownership interest in International Recovery Group, LLC, referred to in this discussion as “IRG”. The remaining one-half interest in IRG was owned by Ruby Mining Company (hereinafter, “Ruby Mining”). Other than its acquisition of the interest in IRG, TEL had no operations since its formation on April 3, 2000.

     IRG was formed for the purpose of exploring shipwrecks and shipwreck sites and to research, recover, conserve and market and sell objects recovered from those sites. Specifically, IRG had the right to conduct a salvage project in the 2,000 square mile area off the coast of Jamaica commonly known as the Pedro Banks.

     On November 10, 2003, Ruby Mining publicly stated that it believed that IRG was no longer a functioning entity, that it rescinded the IRG Operating Agreement and that it repudiated our claim that TEL was an equal partner in IRG and entitled to enforce the IRG Operating Agreement. Thereafter, we publicly stated that IRG was a functioning entity and that the Operating Agreement was enforceable.

     To resolve the issues relating to IRG and the Operating Agreement, we, Ocean Resources, Inc., TEL, IRG, Ruby Mining and Admiralty Corporation executed a settlement agreement dated June 26, 2004 pursuant to which Ruby Mining issued a warrant to us to purchase 300,000 shares of its restricted common stock on or before July 1, 2006 at an exercise price of $1.00 per share and granted to TEL exclusive rights to conduct tourism diving expeditions at the shipwreck sites within the Pedro Banks area of Jamaica where Ruby Mining is also conducting salvage operations. Under the settlement agreement, the net profits from any commercial diving venture conducted by TEL within these sites is to be shared equally between TEL and Ruby Mining. Ruby Mining also agreed to assist TEL in securing permits to develop and operate a commercial diving operation in the Pedro Banks area.

     The settlement agreement also provides that Ruby Mining relinquish all the rights it had in IRG, and that IRG relinquish all the rights it had with respect to the permit that Ruby Mining secured to conduct salvage operations in the Pedro Banks area. IRG has ceased conducting operations.

     Contemporaneous with the settlement, we transferred all of the common stock we owned in TEL back to Ocean Resources, Inc. in exchange for 500,000 shares of Ocean Resources, Inc. restricted common stock.

The Search for Shipwrecks

     According to the United Nations, there are approximately three million shipwrecks littering the ocean floor. Many of these wrecks include artifacts of archeological or historical significance. As far back as the tenth century, European nations began colonizing, both to the east and the west. By the seventeenth century, Spain, Portugal, England and France were sending vessels to and from South and North America, as well as to Indonesia, Macao, India and Mozambique. These vessels frequently carried gold and silver coins and ingots, gold and silver bars, pottery and jewels as well as jade, mother of pearl, and blue and white porcelain. The journeys to and from these destinations were perilous. For example, the old “Spice Route”, which connected Europe to the East Indies, was one of the most dangerous of all sea routes in the world. The voyage from Portugal to south-west India took at least eight months in favorable conditions, and the round trip could take as long as 20 months to two years to complete.

     Many of these ships were caught in bad weather. Some were waylaid by pirates and robbers. For whatever reasons, they never reached their destinations or returned home and their cargoes are now “buried” in the world’s oceans. Detailed manifests, or lists of cargo, were prepared for each ship leaving a port. Archival researchers review these and other historical records for information relating to cargoes that were on board ships that were sunk at sea or never returned. Much of this information can be obtained from archival research organizations, either through license agreements or participation agreements.

     Once the general location of a shipwreck is determined, permits must be obtained from the government authority responsible for the location, allowing the search to take place. As part of the permit process, the government authority will often enter into a participation agreement with the searcher.

     After the permits are issued, the exact location and nature of the ship’s cargo is identified and eventually extracted.

Plan of Operation

     Underwater search and recovery is time-consuming and expensive. Aside from having to pay for research and permits, special equipment is often needed to find and map the shipwreck site and recover the cargo and artifacts. The cargo may have little or no value, or other countries or individuals may claim ownership to it, leading to protracted legal actions. We cannot guarantee that we will be successful in finding valuable artifacts and cargo, or if we do, that we will be entitled to keep what we find.

     We have not yet begun our operations. We intend to begin operations when we identify the shipwreck recovery opportunities that we believe will be profitable and that we want to pursue.

     We intend to find historically significant shipwrecks by entering into participation agreements with others who have such information or by paying license fees for archeological information compiled by archivists. We will also review and subscribe to data base services and intelligence materials that catalogue cargo that was allegedly lost at sea. Once we determine the possible location of a shipwreck and its potential cargo and artifacts, we will attempt to obtain the permits necessary to salvage it. Depending on the location, we may be required to obtain an underwater survey from a third party to map the shipwreck site. We will use divers and a dive support vessel to explore the site and, depending on the condition and depth of the site, we may require the services of a remotely operated vehicle.

     We have identified a number of ways to generate future revenues from our business activities if we are successful in the recovery of cargo.

     “Cargo” and “trade items” or “goods” refer to those items found on a shipwreck that do not have cultural significance. A primary example is gold and silver bullion and coins, which are often found on wrecks and which we believe may be easily sold.

     Merchandise sales and sales of promotional materials may come from items such as artifact replicas (some of which may be items of jewelry), trademarked or logo items, videotapes, books and other products developed in connection with our business activities and shipwreck recoveries. Merchandise may be sold through retail outlets, over the Internet, in association with exhibits, and through direct marketing, including catalogues, home shopping and infomercials.

     We plan to generate income from exhibiting artifacts and selling merchandise to those who attend exhibitions of our recovered objects. Exhibitions may range from permanent exhibits located in major tourist centers to traveling exhibits.

     We may also generate revenues from corporate or institutional sponsorships. If we are able to find corporate or institutional sponsors, we could generate fees and share expenses by allowing companies or products to participate in the media exposure and promotional opportunities resulting from the projects we undertake.

     Revenues from intellectual property rights are anticipated to consist primarily of fees and payments we may receive from the sale and licensing of media rights (television, film, book, video, and photography) associated with our projects.

     Because we have had no operations, we have earned no revenues since our inception on April 6, 2004. As of September 30, 2004 we had $163,540 in assets and we incurred $82,072 in liabilities associated with our start-up. As of September 30, 2004 we had net income of $81,268.

     Our assets include the warrant we received from Ruby Mining to purchase 300,000 shares of its restricted common stock at an exercise price of $1.00 per share and the 500,000 shares of common stock we received from Ocean Resources, Inc. for our interest in TEL. We valued the warrant from Ruby Mining at $78,540 and the Ocean Resources, Inc. common stock at $85,000.

     During the period from inception through September 30, 2004, we had a loss from operations in the amount of $40,232, representing funds advanced on our behalf by our parent, Ocean Resources, Inc. As a result of the settlement of our dispute with Ruby Mining and the sale of TEL to Ocean Resources, Inc., we have income before taxes of $123,108. The sale of our interest in TEL to Ocean Resources, Inc. and the settlement of the dispute with Ruby Mining were one-time transactions.

     To achieve our goals of finding and recovering significant historical shipwrecks, we plan to partner with others having expertise in archeological research, governmental licensing, recovery of artifacts, and extraction technologies. If appropriate, we will also partner with media and tourism specialists to promote the exhibition of artifacts. We may also consider developing hardware and software targeted to the discovery and extraction of artifacts.

     Ocean Resources, Inc. has informally agreed to make certain of its technology available to us, including its search and recovery vessel, Ocean Boomer, its remotely operated vehicles that operate in depths of up to 5,000 meters and its sonar and global positioning equipment and software. No definitive agreement relating to this matter has been entered into thus far.

     We anticipate that we will need approximately $2 million over the next 12 months to implement our business plan. We intend to obtain funding by borrowing money from Ocean Resources, Inc. and from other third parties and by selling our securities. However, we have no commitments for funding from any of these sources, there is no obligation on the part of any individual or entity to loan us money and there is no guarantee that we will be able to borrow money or will be successful in selling our securities to raise money. We cannot assure you that our business plan will ever be implemented.

     Of the money we raise, we anticipate that approximately $50,000 a month will be used for the payment of general and administrative expenses, approximately $200,000 will be used for the purchase of equipment, approximately $160,000 will be used to obtain licenses and permits and approximately $60,000 a month will be used to charter or lease marine equipment and services. The balance of the funds will be held in reserve and used for business purposes.

Government Regulation

     To the extent that we engage in shipwreck search and recovery activities in the territorial, contiguous or exclusive economic zones of any country, including the United States, we will be required to comply with applicable regulations and treaties concerning admiralty and shipwrecks. Prior to engaging in any project, we will seek legal advice to ascertain what effect applicable regulations and treaties may have on our plans to excavate the site and recover cargo or artifacts, and the effects of such laws upon the financial returns of the operation. In addition, the Convention for the Protection of Underwater Cultural Heritage has been adopted by the United Nations Educational, Scientific & Cultural Organization. This Convention could restrict access to historical shipwrecks throughout the world to the extent that it would require compliance with certain guidelines. These guidelines require adherence to strict archaeological practices, and we intend to follow these guidelines in all projects to which the guidelines are applicable.

     The Convention states that artifacts may not be sold, but it also states that this prohibition may not prevent the provision of archaeological services. The primary countries from which we plan on obtaining rights to shipwrecks through regulatory or legal means have already indicated that they will not sign the Convention. Nevertheless, we believe that the proposed convention, if adopted, could increase regulation of shipwreck recovery operations and may result in higher costs.

     We will be subject to environmental laws and regulations in connection with our planned recovery activities. We do not anticipate that the costs to comply with such laws and regulations will have any material effect on our financial position.

Competition

     Once we begin our operations we will be competing with companies such as Sea Hunt, Inc., Odyssey Marine Exploration, Inc. and Admiralty Corp., a wholly-owned subsidiary of Ruby Mining. All of these companies have long operating histories and substantially greater resources than we have. We do not represent a significant presence in the shipwreck recovery market. We cannot guarantee you that we can compete successfully.

Employees

     Other than our President, we do not have any full time or part time employees. Ocean Resources, Inc. currently provides us with office space and employees and has also informally agreed to provide us with equipment, technology or other property or services in the future. To date, Ocean Resources, Inc. has not asked us to pay for the use of the assets it’s provided to us, however, in the future, it may ask us to pay our share.

Item 2. Description of Property.
(Item 7 of Model B of Form 1A)

     The offices we share with Ocean Resources, Inc. are located at 3001 Knox Street, Suite 403, Dallas, Texas. The offices are suitable for our purposes. We do not currently own or lease other property.

Factors Affecting Our Business, Operating Results and Financial Condition

An investment in our securities is very speculative and involves a high degree of risk.

Risks Associated With Our Business

We are in the business of treasure hunting. The business of treasure hunting is extremely speculative and very risky. As a result, our stock may never have any value.

     We are in the business of “treasure hunting”, that is, locating and recovering valuable cargo from shipwrecks. While we have access to a proprietary library of research and data relating to shipwrecks that details the cargo carried by certain ships at the time they sank, the reliability of this research and data is unknown. Even if the research and data prove to be accurate, we may not be able to derive any benefit from it for several reasons including, but not limited to,

•	our inability to raise sufficient capital to recover the cargo,

•	our inability to obtain a permit to salvage the cargo,

•	our inability to salvage the cargo due to lack of resources, such as specialized recovery equipment,

•	the deterioration or theft of the cargo,

•	valid claims made to the cargo by third parties,

•	the execution of the Convention for the Protection of Underwater Cultural Heritage by countries in whose waters historical shipwrecks exist or the implementation of other laws or conventions that restrict access to shipwrecks,

•	claims by third parties as to the ownership of the cargo,

•	salvage of the cargo by another, or

•	the discovery that, in fact, no cargo was on board the vessel.

     All of these factors render our business extremely speculative and very risky. Our common stock may never have any value.

We have had no operations to date therefore you have no basis on which to determine if our business can be successful. We may never operate successfully.

     We were incorporated on April 6, 2004. To date, we have had no operations. Because we have no operating history, you will have no basis upon which to accurately forecast our future operations or to judge our ability to develop our business. If we are unsuccessful in developing our business, our common stock may never have any value.

Our success requires funding. If we do not receive adequate funding, we will not be able to implement our business plan and our common stock may never have value.

     Our ability to continue in existence and to develop our business depends upon our ability to obtain funding for our operations. We currently have no funding commitments. It is likely that we will try to raise money by selling our common stock or other securities or by borrowing money. If we are not able to raise adequate funds to engage in our business activity, our common stock will not ever have any value.

We currently have no specialized recovery equipment. If we are unable to acquire or otherwise gain access to specialized recovery equipment when we need it, our business will be adversely affected.

     We have no specialized recovery equipment and we currently do not have the funds to purchase or lease such equipment. If we need specialized recovery equipment to salvage a wreck, but we do not have the funds to acquire such equipment, or otherwise have access to such equipment, our business will be adversely affected. While Ocean Resources, Inc. has agreed to allow us to use its recovery equipment, it is under no obligation to do so.

Underwater recovery operations are subject to many risks, many of which cannot be controlled. Any of these risks could adversely affect our operations and the value of the stock you own.

     Underwater recovery operations are inherently difficult and dangerous and may be delayed or suspended by weather, sea conditions or other natural hazards. There is also a risk of theft of recovered cargo by “pirates” or poachers, both during recovery and during transport to another destination. If any of these risks occur, we could sustain substantial losses. Substantial losses relating to a recovery mission may also result from injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Any of these events could adversely affect our business and the value of the stock you own.

Title to the objects recovered from a shipwreck by us may be in dispute. There is no assurance that we will be able to keep the objects recovered. If we are unable to keep objects that we recover, our operations may not be successful.

     We plan to find valuable objects lost at sea and sell or otherwise exploit them for money. However, others may claim title to the shipwrecks or the objects found in them. Even if we are successful in locating shipwrecks and recovering cargo or artifacts, there is no assurance that we will be able to establish rights to property recovered as against governmental entities, prior owners, insurance companies or others claiming an interest therein. If we are unable to keep and exploit objects that we recover, our operations may not be successful.

Recent action taken by the United Nations attempts to restrict access to historical shipwrecks in an attempt to protect underwater cultural resources. If more countries sign the convention, we may be unable to sell recovered artifacts.

     The United Nations Educational, Scientific and Cultural Organization has adopted the Convention for the Protection of Underwater Cultural Heritage. This Convention could restrict access to historical shipwrecks throughout the world to the extent that it would require compliance with certain guidelines. While many countries have not signed the Convention, those who have done so are bound by it. The Convention could prevent the sale of recovered artifacts.

There is no assurance that the cargo we recover will have any value or, even if it has value, that we will generate revenues through sale of such cargo. If we are unable to sell recovered cargo, our operations will not be successful.

     Even if we are able to locate and recover valuable items, it is difficult to predict the price that might be realized for these items. The value of the recovered items will fluctuate. Furthermore, the methods and channels that we may use to dispose of recovered items are uncertain. Ready access to buyers for recovered items cannot be assured and delays in the disposition of such items are possible. If the cargo we recover doesn’t have value or if we cannot find buyers for the cargo, our operations will not be successful.

We are subject to the risks and uncertainties inherent in new businesses. Our failure to plan or forecast accurately could have a material adverse impact on its development.

     We are subject to the risks and uncertainties inherent in new businesses, including the following:

•	our projected capital needs may be inaccurate, and we may not raise enough money to implement our business plan;

•	we may experience unanticipated development expenses, which may make it more difficult to implement our business plan;

•	even if we are able to implement our business plan, we may not earn enough revenue to cover the costs of operating our business.

     If, because of our failure to plan or project accurately, we are unsuccessful in our efforts to develop our business, we are not likely to ever become profitable and we may be required to curtail some or all of our operations.

We will continue to need money to fund future operations, and we are not sure that we can obtain additional financing. If we do not receive adequate financing we will be unable to operate successfully.

     Until we are able to generate significant revenues from our business, we will require financing. Funds may not be available to us, on favorable terms or at all. To the extent that money is raised through the sale of our securities, the issuance of those securities could result in dilution to our shareholders. Unavailability of funds will have a material adverse effect on our ability to continue to operate. If we are unable to operate, our common stock will never have any value.

We may be unable to compete successfully in our business. If we cannot compete successfully, then our common stock may never have any value.

     There are a number of competing entities engaged in various aspects of the shipwreck salvage business. Many of our competitors are better capitalized and may have greater resources to devote to their businesses. There is no guarantee that we will be able to successfully locate salvage sights, obtain any permits required to mine the sights, or have the capability to mine the sights. Our common stock may never have any value.

We are dependent upon Ocean Resources, Inc. to provide us with funds, equipment and employees to begin our operations. If Ocean Resources, Inc. is unable or unwilling to provide funds and equipment to us, we will be required to cease our operations.

     Until we are able to generate revenues to support our operations, we will be dependent on Ocean Resources, Inc. to provide us with funds, equipment and employees. Ocean Resources, Inc. is under no obligation to do this for us. If Ocean Resources, Inc. decides it will not provide funds, equipment and employees to us, we will be required to cease our operations.

We may be unable to obtain necessary governmental permits within territorial waters. If we are unable to obtain these permits, we will be unable to conduct our operations.

     For shipwrecks lying inside the territorial waters of any country, we may be required to obtain government-issued permits before recovery operations may begin. It is possible that those permits will not be granted, or will involve excessive and protracted negotiations. If we cannot obtain the permits, we will be unable to conduct operations for those shipwrecks.

Item 3. Directors, Executive Officers and Significant Employees.

(Item 8 of Model B of Form 1A)

     We have one director, J. Mark Ariail, who is also our President. His business experience is described below. Our director will serve until the next annual meeting of our stockholders or until his successor or successors are otherwise duly elected and qualified. Officers hold their positions at the discretion of the board of directors, absent any employment agreement. Our sole director has not

•	filed, or had filed against him, a petition under the Bankruptcy Act or any state insolvency law or had a receiver, fiscal agent or similar officer appointed by a court for his business or property, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing, or

•	been convicted in a criminal proceeding.

Since August 2004 Mr. Ariail has served as President of MAC Partners, LP, a merchant banking partnership. Prior to his position with MAC Partners, LP, Mr. Ariail served, from 1999 to 2004, as controller of Thomas Group, Inc., a publicly held international consulting firm. From 1997 to 1999 Mr. Ariail served as Chief Accounting Officer for OEC Compression Corporation, a publicly held gas compression leasing company. Mr. Ariail’s background includes experience in the travel, manufacturing, mortgage banking and telecommunications. Mr. Ariail is a Certified Public Accountant in the state of Texas and received his B.A. in Accounting from Texas A&M University in 1984.

     Mr. Ariail does not have an employment agreement with us, nor has he received compensation from us. He is not a party to any agreement nor does he have a material interest in any transaction involving us.

Item 4. Remuneration of Directors and Officers.
(Item 9 of Model B to Form 1A)

     To date, we have not paid any remuneration to our sole officer and director.

Item 5 Security Ownership of Management and Certain Securityholders.
(Item 10 to Model B of Form 1A)

     The following table sets forth information as of November 25, 2004 with respect to the ownership of our common stock by our officers and directors, our officers and directors as a group and any person owning 10% or more of our common stock. We do not have authorized, nor have we issued, non-voting securities.

Name, Address(1) and	Number of Shares
Capacity	Owned(2)	Percentage of Class
Ocean Resources, Inc.	100,000,000	100%
J. Mark Ariail, President and Director	0	0
All Officers and Directors as a group (One person)	0	0

(1)	The address for Ocean Resources, Inc. is 3001 Knox Street, Suite 403, Dallas, Texas 75205.

(2)	Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The table is based on 100,000,000 shares of common stock outstanding as of November 25, 2004.

     No officer, director or stockholder owning 10% or more of our securities has the right to purchase additional securities through the exercise of options, warrants or other rights.

Item 6. Interest of Management and Others in Certain Transactions.
(Item 11 to Model B of Form 1A)

     Our sole stockholder, Ocean Resources, Inc., provides us with the use of its employees and office space without charge. The estimated value of the employee services and the office space is approximately $500 per month.

Item 7. Description of Securities.
(Item 12 of Model B of Form 1A)

     Our authorized capitalization consists of 500,000,000 shares of $0.0001 par value common stock. As of November 25, 2004, there were 100,000,000 shares of common stock outstanding. Under Texas law and our Articles of Incorporation, our board of directors may issue additional shares of our common stock without approval of our stockholders. Each holder of our common stock is entitled to one vote for each share of stock held.

     The holders of our common stock do not have any preemptive rights to acquire shares of our capital stock. In the event of a liquidation, assets then legally available for distribution to the holders of common stock will be distributed on a pro rata basis among the holders of our common stock in proportion to their stock holdings.

     There is no right to cumulate votes for the election of directors. This means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so and the holders of the remaining shares voting for the election of directors will not be able to elect any person to the board of directors.

     Holders of common stock are entitled to dividends when, and if, declared by the board of directors out of funds legally available therefore. We have not had any earnings and we do not presently contemplate the payment of any cash dividends in the foreseeable future.

     Our common stock does not have any mandatory redemptive provisions, sinking fund provisions or conversion rights.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity
and Other Related Shareholder Matters.

     At this time there is no public trading market for our common stock. We have one stockholder of record. Our sole stockholder, Ocean Resources, Inc., intends to distribute 47,390,435 of its 100,000,000 shares of our common stock as a dividend to its stockholders. Once the dividend shares are issued, we will have approximately 500 stockholders.

     We currently have a total of 100,000,000 shares of our common stock, no par value, outstanding. We do not have outstanding warrants or options to purchase, or securities convertible into, our common stock. None of our outstanding stock is currently eligible for trading using Rule 144 of the Securities Act of 1933. We are under no obligation to register securities for our stockholder.

     We have not paid any cash dividends and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under any credit facilities or other contractual arrangements and such other factors deemed relevant by our board of directors.

     We do not have securities authorized for issuance under equity compensation plans.

Item 2. Legal Proceedings.

     We are not currently a party to any legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

     None.

Item 4. Recent Sales of Unregistered Securities.

     On May 7, 2004 we issued 100,000,000 shares of our common stock to Ocean Resources, Inc. in exchange for 200 shares of common stock in TEL. The value of the TEL common stock was determined to be $200. The securities were exempt from registration under Section 4(2) of the Securities Act of 1933. The offering was made without any form of solicitation or advertising and the offeree occupied an insider status relative to us that afforded it effective access to the information registration would otherwise provide.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Caribbean Exploration, Inc.

We have audited the accompanying balance sheet of Caribbean Exploration, Inc. (a Development Stage Company) as of June 30, 2004, and the related statement of operations, changes in stockholders’ equity and cash flows for the period April 6, 2004 (date of inception) to June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibilty is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Caribbean Explorations, Inc. at June 30, 2004 and the results of its operations and cash flows for the period then ended in conformity with U.S. generally accepted accounting principles.

Kempisty & Company
Certified Public Accountants PC
New York, New York
November 2, 2004

CARIBBEAN EXPLORATION, INC.
(A Development Stage Company)

BALANCE SHEETS

	September
	30,2004	June 30, 2004
	(Unaudited)
ASSETS
Other Assets Investment in OCRI	$85,000	$—
Investment in TEL		200
Investment in Ruby Mining Corp	78,540

Total Other Assets	163,540	—

TOTAL ASSETS	163,540	200

LIABILITIES & EQUITY
Liabilities Current Liabilities Accounts Payable – related party	40,232	21,808

Total Current Liabilities	40,232	21,808
Other Liabilities Deferred Income Taxes	41,840	—

Total Liabilities	82,072	21,808
Equity Common stock, no par value, 500,000,000 shares authorized, 100,000,000 issued	200	200
Retained earnings (deficit) accumulated during the development stage	81,268	(21,808)

Total Equity	81,468	200

TOTAL LIABILITIES & EQUITY	$163,540	$200

See Notes to Financial Statements

CARIBBEAN EXPLORATION, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	From April 6, 2004
	(inception) through	Three Months Ended
	September 30, 2004	September 30, 2004	June 30, 2004
	(Unaudited)	(Unaudited)
Revenues	$—	$—	$—

Total Revenues	—	—	—
Expenses General, Selling and Administrative	40,232	18,424	21,808

Loss from Operations	(40,232)	(18,424)	(21,808)
Other Income Gain on Settlement	163,340	163,340	—

Income Before Taxes	123,108	144,916	(21,808)
Taxes on Income	41,840	41,840

Net Income (Loss) During Development Stage	$81,268	$103,076	$(21,808)

Net Income Per Common Share – Basic and Diluted:
Net income per share		$—	$—
Weighted shares outstanding		100,000,000	100,000,000

See Notes to Financial Statements

CARIBBEAN EXPLORATION, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	From April 6, 2004	Three Months
	(inception)	Ended
	Through September	September 30,
	30, 2004	2004	June 30, 2004
	(Unaudited)	(Unaudited)
Operating Activities:
Net income during development stage	$81,268	$103,076	$(21,808)
Adjustments to reconcile net income to net cash used by operating activities:
Gain on settlement	(163,340)	(163,340)
Changes in operating assets & liabilities:
Accrued income taxes	41,840	41,840
Increase in accounts payable related party	40,232	18,424	21,808
Net Cash Used By Operations	—	—	—

Increase (decrease) in cash	—	—	—
Cash at beginning of period	—	—	—
		$
Cash at end of period	$—	—	$—

Supplemental Disclosures of Cash Flow Information:
Cash paid during period for:
		$
Interest	$—	—	$—
Income taxes	—	—	—
		$
Common Stock Issued for Joint Venture	$200	—	$200

See Notes to Financial Statements

CARIBBEAN EXPLORATION, INC.
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Period April 6, 2004 (Inception) to June 30, 2004
And the Three Months Ended September 30, 2004 (Unaudited)

	Common Stock		Accumulated
	Shares	Amount	Retained Earnings	Total
Balance at April 6, 2004 (date of inception)	—	$—	$—	$—
Common stock issued for joint venture	100,000,000	200	—	200
Net income	—	—	(21,808)	(21,808)
Balance June 30, 2004	100,000,000	200	(21,808)	(21,808)
Net income	—	—	103,076	103,076
Balance September 30, 2004 (unaudited)	100,000,000	$200	$81,268	$81,468

See Notes to Financial Statements

CARIBBEAN EXPLORATION, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

Note 1-	NATURE OF BUSINESS Caribbean Exploration, Inc. (“CEI” or the “Company”), a wholly owned subsidiary of Ocean Resources, Inc. (“OCRI”), was incorporated on April 6, 2004 in Texas. The Company’s wholly owned subsidiary, Titanic Explorations, Ltd. (“TEL”), is a 50% partner in International Recovery Group, LLC (“IRG”), a marine salvage enterprise formed to conduct salvage operations off the coast of Jamaica. In September 2004, TEL was sold to OCRI for 500,000 shares of OCRI common stock valued at $85,000. The Company is engaged in the business of archeological maritime research, exploration, survey, and recovery operations of historically significant shipwrecks throughout the world. The Company is specifically focused on producing revenues through the sale of recovered cargos and artifacts, fees from the exhibitions of artifacts, and other closely associated activities.

Note 2-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VALUATION OF LONG-LIVED ASSETS

The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

INTERIM FINANCIAL INFORMATION

The unaudited balance sheet, the unaudited statement of operations and cash flows have been prepared in accordance with United States generally accepted accounting principles for interim financial information. In our opinion, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2004, have been included. Readers of these financial statements should note that the interim results for the three month period ended September 30, 2004, are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

Note 3-	COMMON STOCK

On May 7, 2004 the Company issued 100,000,000 shares of its common stock to Ocean Resources, Inc., an affiliated company, in exchange for 200 shares of the common stock of Titanic Explorations, Ltd., a British Virgin Islands company (“TEL”). The 200 shares represent all of the outstanding shares of TEL. TEL has had no operations since its formation on April 3, 2000. In the quarter ended September 30, 2004, Ocean Resources, Inc. acquired TEL from the Company in exchange for 500,000 shares of Ocean Resources common stock valued at $85,000.

On June 17, 2004, the Company amended its Articles of Incorporation increasing the number of authorized Common Stock to 500,000,000 shares, no par value.

Note 4-	OTHER INFORMATION

On June 26, 2004, the Company, TEL, IRG, and Ocean Resources, Inc. reached a settlement agreement with Ruby Mining Company, Inc. and Admiralty Corporation pursuant to which (a) Ruby Mining issued 300,000 common stock purchase warrants to the Company, each of which entitles the Company to purchase, on or before July 1, 2006, one share of restricted common stock of Ruby Mining at an exercise price of $1.00 per share, and (b) Ruby granted TEL exclusive rights to conduct tourism diving expeditions at the sites within the Pedro Banks area of Jamaica where Ruby is conducting salvage operations, with net profits from any commercial diving venture to be shared equally between TEL and Ruby. Ruby has agreed to assist TEL in securing permits to develop and operate a commercial diving operation in the Pedro Banks area. The warrants received by the Company are valued on the Company’s books at $78,540, using the Black-Scholes Model. The settlement agreement further provides that Ruby relinquish all rights it had with regard to IRG, and IRG relinquished all rights it had with respect to the permit that Ruby secured to conduct salvage operations in the Pedro Banks area.

Note 5-	RELATED PARTY

Ocean Resources, Inc., the Company’s sole shareholder, provides the Company with office space and employees and has also informally agreed to provide the Company with equipment, technology or other property or services in the future. To date, Ocean Resources, Inc. has not asked the Company to pay for the use of the assets it’s provided to the Company, however, in the future, it may ask us to pay our share. If that were to happen, the Company will have to seek additional funding or cease operations.

PART III

Item 1.	Index to Exhibits.
2.1	Articles of Incorporation of Caribbean Exploration, Inc.
2.2	Articles of Amendment to Articles of Incorporation of Caribbean Exploration, Inc.
2.3	Bylaws of Caribbean Exploration, Inc.

Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 1, 2004

Caribbean Exploration, Inc.
By:	/s/ J. Mark Ariail
J. Mark Ariail, President